                                                                       EXHIBIT 3




                          GLOBAL-TECH APPLIANCES INC.


    Quarterly Report for the Three and Nine Months ended December 31, 2001

















--------------------------------------------------------------------------------
 Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words
 such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F.
--------------------------------------------------------------------------------

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Amounts expressed in United States dollars)

                                                                                 December 31,           March 31,
                                                                                     2001                 2001
                                                                             ----------------------------------------
                                                                                 (unaudited)            (audited)
                                                                                           (in thousands)
                                                        ASSETS
Current assets:
       Cash and cash equivalents                                             $            49,081    $         28,489
       Short-term investments                                                              7,661              31,221
       Interests in joint venture                                                          5,983                   -
       Accounts receivable, net                                                           11,070               9,390
       Deposits, prepayments and other assets                                              3,078               9,160
       Inventories, net                                                                   10,976              14,898
                                                                             ----------------------------------------
             Total current assets                                                         87,849              93,158

 Property, plant and equipment                                                            37,497              38,493
 Goodwill (Note 1)                                                                         4,845                   -
 Intangible assets                                                                         1,835                  13
 Loan to a director                                                                          307                 384
                                                                             ----------------------------------------
             Total assets                                                    $           132,333    $        132,048
                                                                             ========================================

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Short-term bank borrowings                                            $                78    $              -
       Current portion of long-term bank loans                                               795               1,139
       Accounts payable                                                                    5,878              14,007
       Advance payments from customers                                                       177                 184
       Accrued expenses                                                                    5,300               3,737
       Income tax provision                                                                3,408               3,014
                                                                             ----------------------------------------
             Total current liabilities                                                    15,636              22,081
 Long-term bank loans                                                                        402                 908
 Minority Interests                                                                        1,163                   -
                                                                             ----------------------------------------
             Total liabilities                                                            17,201              22,989
                                                                             ----------------------------------------

 Shareholders' equity:
       Common stock, par value $0.01; 50,000,000 shares authorized;
           12,830,000 shares issued as of September 30, 2001 and
           March 31, 2001                                                                    128                 128
       Additional paid-in capital                                                         81,662              81,662
       Retained earnings                                                                  37,980              32,456
       Accumulated other comprehensive deficit                                               (14)               (550)
                                                                             ----------------------------------------
                                                                                         119,756             113,696
       Less: Treasury Stock, at cost                                                      (4,624)             (4,637)
                                                                             ----------------------------------------
             Total shareholders' equity                                                  115,132             109,059
                                                                             ----------------------------------------
             Total liabilities and shareholders' equity                      $           132,333    $        132,048
                                                                             ========================================

Note 1: The amount represented the excess of cost over fair value of net assets acquired of Global Lite Array (BVI) Limited ("Lite Array") on May 31, 2001. On that day, Global-Tech Appliances Inc. entered into an agreement to acquire 76.75% of the outstanding shares of Lite Array. Total consideration for 76.75% of the outstanding shares of Lite Array was approximately $9.8 million.

Management has assessed the fair value of the purchase consideration of approximately $9.8 million and the fair value of the net assets acquired and liabilities assumed of Lite Array based on their best estimates at the acquisition date. The fair value of the 76.75% of the net assets acquired is approximately $4.9 million. Since the formal appraisal process of the net assets acquired and liabilities assumed of Lite Array has not yet been completed as of December 31, 2001, the allocation of purchase consideration and the excess of cost over fair value of net assets acquired are subject to change upon the finalization of the appraisals.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts expressed in United States dollars)

                                                        Three Months Ended                 Nine Months Ended
                                                           December 31,                       December 31,
                                                  -------------------------------  --------------------------------
                                                        2001             2000            2001               2000
                                                  -------------------------------  --------------------------------
                                                    (unaudited)      (unaudited)     (unaudited)       (unaudited)
                                                              (in thousands, except for per share data)

 Net Sales                                        $        19,488    $    29,755   $        67,578      $   84,881

 Cost of goods sold                                       (14,785)       (23,370)          (51,516)        (66,322)
                                                  -------------------------------  --------------------------------

 Gross profit                                               4,703          6,385            16,062          18,559

 Selling, general and administrative expenses              (3,374)        (4,475)          (11,359)        (12,292)

 Share of losses in joint venture                            (540)             -             (741)               -
                                                  -------------------------------  --------------------------------

 Operating income                                             789          1,910             3,962           6,267

 Other income, net                                            194          1,045             1,630           2,781
                                                  -------------------------------  -------------------------------

 Income before income taxes                                   983          2,955             5,592           9,048

 Provision for income taxes                                   (93)          (169)             (397)           (490)
                                                  -------------------------------  --------------------------------

 Income before minority interests                             890          2,786             5,195           8,558

 Minority interests                                           150              -               336               -
                                                  -------------------------------  --------------------------------

 Net income                                       $         1,040    $     2,786   $         5,531      $    8,558
                                                  ===============================  ================================

 Net income per share                             $          0.09    $      0.23   $          0.46      $     0.71
                                                  ===============================  ================================

 Weighted average number of shares outstanding             12,138         12,136            12,138          12,134
                                                  ===============================  ================================

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  (Amounts expressed in United States dollars)

                                                                                            Nine months ended
                                                                                               December 31,
                                                                                   -----------------------------------
                                                                                        2001                2000
                                                                                   -----------------------------------
                                                                                     (unaudited)         (unaudited)
                                                                                              (in thousands)
Cash flows from operating activities:
     Income before minority interest                                               $         5,195     $        8,558
      Adjustments to reconcile net income before minority interest to net cash provided by operating activities:
        Depreciation and amortization                                                        3,465              3,192
        Gain on disposal of short-term investment                                             (107)                 -
        Increase in accounts receivable, net                                                (1,667)            (4,853)
        Increase in deposits, prepayments and other assets                                    (538)            (5,638)
        Decrease (increase) in inventories, net                                              3,935             (3,944)
        Increase in intangible assets                                                         (817)                 -
        Decrease in loan to a director                                                          77                 77
        (Decrease) increase in accounts payable                                             (9,128)             4,118
        (Decrease) increase in advance payments from customers                                  (8)                23
        (Decrease) increase in accrued expenses                                               (162)               194
        Increase in income tax provision                                                       394                488
                                                                                   ----------------    ---------------
             Net cash provided by operating activities                                         639              2,215
                                                                                   ----------------    ---------------

Cash flows from investing activities:

        Purchase of short term investments                                                  (9,724)           (35,175)
        Proceed from disposal of short-term investments                                     33,927             41,965
        Increase in interests in joint venture                                                (884)                 -
        Purchase of property, plant and equipment                                           (1,720)            (5,401)
        Decrease in construction-in-progress                                                     -                  -
        Net cash outflow in respect of the acquisition of a subsidiary                          (1)                 -
                                                                                   ----------------    ---------------
             Net cash provided by investing activities                                      21,598              1,389
                                                                                   ----------------    ---------------

Cash flows from financing activities:

        Addition of long-term bank loans                                                         -                646
        Issuance of treasury stock to employees                                                  6                 66
        Repayment in short-term bank borrowings                                               (802)                (1)
        Repayment of long-term bank loans                                                     (849)              (823)
        Dividend paid                                                                            -            (16,495)
                                                                                   ----------------    ---------------
             Net cash used in financing activities                                          (1,645)           (16,607)
                                                                                   ----------------    ---------------

Net increase (decrease) in cash and cash equivalents                                        20,592            (13,003)
Cash and cash equivalents at beginning of year                                              28,489             53,647

                                                                                   ----------------    ---------------
Cash and cash equivalents at end of period                                         $        49,081     $       40,644
                                                                                   ================    ===============

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)


Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of December 31, 2001 and for the nine-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2001. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of December 31, 2001 and its results of operations and cash flows for the nine months ended December 31, 2001. The results of operations for the nine months ended December 31, 2001 should not be considered indicative of the results expected for the fiscal year ending March 31, 2002.

Global-Tech, formerly known as Wing Shing International Limited, is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

As of December 31, 2001, the Company had repurchased an aggregate of 689,147 common shares held as treasury stock in connection with stock repurchase plans authorized by its Board of Directors.

As of December 31, 2001, the Company had issued an aggregate of 50,753 common shares in connection with stock grants under an employee stock purchase plan authorized by its Board of Directors.

Note 2  --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of December 31, 2001 were as follows:

                                                                                     Percentage of
                                                          Place of                   Equity
         Name of  Subsidiary                              Incorporation              Interest Held
         ----------------------------------------------   ----------------------     -------------
         Pentalpha Enterprises Limited                    Hong Kong                   100.0%

         Pentalpha Hong Kong Limited                      Hong Kong                   100.0%

         Kwong Lee Shun Trading Company Limited           Hong Kong                   100.0%

         Dongguan Wing Shing Electrical Products          China                       100.0%
             Factory Company Limited

         Wing Shing Products (BVI) Company Limited        British Virgin Islands      100.0%

         Wing Shing Overseas Limited                      British Virgin Islands      100.0%

         Global-Tech USA, Inc.                            United States of            100.0%
                                                             America

         Global Lite Array (BVI) Ltd.                     British Virgin Islands       76.8%

Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

                           GLOBAL-TECH APPLIANCES INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                     FOR THE QUARTER ENDED DECEMBER 31, 2001

General

         We design and manufacture a wide range of small household appliances. Our products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

         . kitchen appliances, such as coffeemakers, breadmakers and deep fryers;

         .  garment care products, such as steam irons;

         .  travel products and accessories, such as travel irons; and

         . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

         We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. We made this shift by forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 63.8% and 48.3% of our net sales during the three months ended December 31, 2000 and December 31, 2001, respectively, and 65.5% and 50.7% of our net sales during the nine months ended December 31, 2000 and December 31, 2001, respectively, with the remaining sales generated by our contract manufacturing activities.

         Sales of ODM products have decreased as a percentage of net sales. This trend is expected to continue as our traditional small appliance business (from which most of our ODM product sales are generated) continues to be adversely impacted by the declining number of prospective customers. If adequate returns from manufacturing ODM products are not achieved in the long term, we intend to continue to devote more of our resources into producing contract manufactured products, such as the floor care products. We believe that by providing excellent customer support, we will be able to generate a sufficient amount of sales at acceptable profit margins to allow us to offset the decrease in sales of ODM products. We plan to continue to promote sales of floor care products as a means of offsetting decreased sales of our other products, and we believe that the continuing transformation of our product lines from commodity-type small household appliances to product lines that more fully utilize our technological and processing capabilities will ultimately result in an overall increase in net sales of products with higher profit margins. To this end, we acquired the flat-panel displays business of Global Lite Array (BVI) Ltd. to diversify into a product category which should have higher profit margins. While this new business has only recently commenced production of flat-panel displays during the last two quarters, we believe that it will generate material sales volume and, ultimately, profit in the near term.

         On March 1, 2002, we announced the acquisition of a revolutionary technology that is used to develop and manufacture Stirling engines, also known as heat engines, which we believe are more efficient and cost effective than certain types of small electric or gasoline engines. A heat engine is a quiet, light-weight, low-pollutant, fuel-efficient and low cost external combustion engine that can utilize multiple types of fuel to convert heat into mechanical power. More uniquely, when mechanical power is supplied to the heat engine, it could become a cooling device that does not use a compressor or chlorofluorocarbons

(CFCs). We believe that the heat engine can be a viable alternative to certain other engines and heating or cooling devices that are currently being used in a broad range of products or applications, such as lawn mowers, chain saws, electrical generators, heat pumps, air conditioners and refrigeration systems. The acquisition of this new technology further supports our strategy of transforming the Company into a manufacturer of technology-oriented products. We plan to deploy a team of engineers and consultants to accelerate and facilitate the development of this advanced heat engine.

         Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency. Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refer to the first nine months of our fiscal year ended on December 31; for example, 2002 interim period refers to the nine month period ended December 31, 2001. References to a quarterly period refer to our fiscal quarter ended on December 31; for example, 2002 quarterly period refers to the fiscal quarter ended December 31, 2001.

Results of Operations

         The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                     Three Months Ended        Nine Months Ended
                                                         December 31,             December 31,
                                                --------------------------   ---------------------
                                                       2001         2000        2001       2000
                                                -------------   ----------   ---------   ---------
Net sales .....................................       100.0%       100.0%      100.0%     100.0%
Cost of goods sold ............................        75.9         78.5        76.2       78.1
                                                -------------   ----------   ---------   ---------
Gross profit ...................................       24.1         21.5        23.8       21.9
Selling, general and administrative expenses ...       17.3         15.0        16.8       14.5
Share of losses in joint venture ...............        2.8           --         1.1         --
                                                -------------   ----------   ---------   ---------
Operating income ...............................        4.0          6.4         5.9        7.4
Other income, net ..............................        1.0          3.5         2.4        3.3
                                                -------------   ----------   ---------   ---------
Income before income taxes .....................        5.0          9.9         8.3       10.7
Provision for income taxes .....................        0.5          0.6         0.6        0.6
                                               --------------   ----------   ---------   ---------
Income before minority interests ...............        4.6          9.4         7.7       10.1
Minority interests .............................        0.8           --         0.5         --
                                                -------------   ----------   ---------   ---------
Net income .....................................        5.3%         9.4%        8.2%      10.1%
                                                =============   ==========   =========   =========

Nine Months ended December 31, 2001 Compared with Nine Months ended December 31, 2000

         Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2002 interim period were $67.6 million as compared to $84.9 million in the 2001 interim period. The decrease in net sales for the interim period is primarily attributable to the loss of sales from one of our major customers, Moulinex S.A., which recently sought protection from its creditors with the Naterre Commercial Court in France. Moulinex represented 2.7% of the net sales for the 2002 interim period as compared to 15.0% for 2001 interim period. As of March 2002, we had successfully recovered 70% of the accounts receivable due from Moulinex and have established a reserve for the remaining 30%.

         Sales to other major customers, such as Black & Decker, Morphy Richards and Sunbeam, also decreased in the 2002 interim period. The decrease in sales to Morphy Richards was primarily due to reduced orders for garment care and kitchen products. We anticipate that the decrease in sales to this customer will continue. The decrease in sales to Black & Decker was primarily due to decreased demand for indoor grills, which was partially offset by an increase in sales of coffee makers. We are in the process of introducing new floor care products to Black & Decker, and, as a result, we expect sales to Black & Decker to increase in fiscal year 2003. Due to the financial difficulties of Sunbeam, we anticipate that sales to Sunbeam will continue to decrease in the future. The decrease in sales to these customers was partially offset by the increase of sales of floor care products.

     Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. While we exited the personal, beauty and health care product category at the end of fiscal 2001, we continued to sell some of these products to Helen of Troy Limited as an accommodation in the 2002 interim period. Sales in each product category for the 2002 interim period as compared to the 2001 interim period were as follows:

     . sales of kitchen appliances decreased to $30.6 million, or 45.3% of net sales, from $46.9 million, or 55.4% of net sales, primarily due to decreased sales of indoor grills, breadmakers, food steamers and electric knives;

     . sales of personal, beauty and health care products decreased to $2.2 million, or 3.3% of net sales, from $3.2 million, or 3.8% of net sales, due to our decision to exit this product category at the end of fiscal 2001;

     . sales of garment care products decreased to $6.2 million, or 9.2% of net sales, from $11.5 million, or 13.6% of net sales, primarily due to deceased sales of steam irons to Morphy Richards;

     . sales of travel products decreased to $1.1 million, or 1.7% of net sales, from $2.8 million, or 3.3% of net sales, primarily due to decreased sales of travel irons and travel sets;

     . sales of floor care products increased to $26.3 million, or 38.9% of net sales, from $19.2 million, or 22.6% of net sales, primarily due to increased sales of existing floor care product models and the promotion of new models; and

     . sales of environmental care products increased to $383,800, or 0.6% of net sales, from $100,000, or 0.1% of net sales, which was primarily due to increased sales of air cleaners.

     Due to the September 11th terrorist attack and the economic recession experienced in the United States, we anticipate a decrease in net sales in the fourth quarter of fiscal 2002. We believe that the expansion and diversification of our floor care product line and the introduction of new products, such as juicers and deep fryers, will help replace the anticipated continued decrease in sales to Moulinex and other major small appliance customers. We believe we have made progress at Global Lite Array (BVI) Ltd., our flat-panel display manufacturing subsidiary, by achieving consistent production in the 2002 quarterly period and have implemented further corporate-wide cutbacks to control costs and maintain profitability in this trying economic and business environment. We also have made progress in changing our focus and diversifying Global-Tech into a technology-oriented products manufacturer.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2002 interim period was $16.1 million, or 23.8% of net sales, as compared to $18.6 million, or 21.9% of net sales, in the 2001 interim period. Gross profit as a percentage of net sales increased in the 2002 interim period due in part to the decrease in net sales over the comparable periods and also due to a decrease in wages for direct and indirect labor and in the cost of consumable goods, which were partially offset by higher depreciation charges. The decrease in wages for direct and indirect labor is primarily due to reductions in our workforce in response to decreased purchase orders from our customers. The decreased consumable goods expense is also attributable to reduced production. We have tightened control of these expenses in order to remain profitable and we are prepared to implement significant cutbacks and cost control measures if the negative impact of the global economic slowdown continues. We anticipate that depreciation charges will remain relatively constant in the near term, unless a major project requires significant capital investment. We do not anticipate undertaking any major projects in the near future.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative ("SG&A") expenses are related to advertising and promotion, product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. SG&A expenses in the 2002 interim period decreased to $11.4 million, or 16.8% of net sales, from $12.3 million, or 14.5% of net sales, in the 2001 interim period. The SG&A expenses during the 2002 interim period included $672,923 in SG&A expenses from the newly acquired Global Lite Array (BVI) Ltd. Excluding the SG&A expenses incurred by Global Lite Array, SG&A expenses in the 2002 interim period would have decreased to $10.7 million, or 15.8% of the net sales, from $12.3 million, or 14.5% of net sales, in the 2001 interim period. The increase in SG&A expenses as a percentage of net sales was due to the relatively greater decrease in net sales over the comparable periods as compared to the decrease in SG&A expenses.

     The primary components of our design and development expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2002 interim period were $1.23 million compared to $1.48 million in the 2001 interim period. The decrease in design and development expenses was due to decreased salaries for engineers and designers as a result of natural attrition of staff and decreased product safety testing expenses.

     Share of losses in joint venture. One of our principal subsidiaries, Global Lite Array (BVI) Ltd., has a 50% equity interest in Jiangmen Lite Array (USA) Electronic Company Limited. Jiangmen Lite Array's principal business activity is the development, manufacturing and sale of electroluminescent flat panel displays. Since inception, Jiangmen Lite Array has been engaged primarily in research and development, market development and capital raising. Since Jiangmen Lite Array remained in the development stage during the 2002 interim period, we absorbed approximately $741,000 of its operating losses.

     Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $206,000 in the 2002 interim period as compared to $184,000 in the 2001 interim period. The increase in interest expense was due to our absorbing additional expenses incurred by the newly acquired Global Lite Array
(BVI) Ltd. Interest expense during the 2002 interim period included approximately $112,100 from us and $94,000 from Global Lite Array. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was $1.6 million in the 2002 interim period as compared to $2.8 million in the 2001 interim period. The decrease in other income, net was primarily attributable to a decrease in interest income during the 2002 interim period, as we invested less of the remaining cash on hand and cash generated from operating activities after acquiring a majority interest in Global Lite Array. In addition, we incurred business exploration expenses of approximately $181,000 during the 2002 interim period, which were classified as other expenses and offset other income in December 2001.

     Income tax. We had taxable income in Hong Kong in the 2002 and 2001 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $397,000 and $490,000 in the 2002 and 2001 interim periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During the 2002 interim period, we acquired a controlling interest of Global Lite Array (BVI) Ltd. Our 2002 interim period results included $336,000 of income from Global Lite Array's operations during that period.

     Net income. Net income for the 2002 interim period was $5.5 million, or $0.46 per share, as compared to $8.6 million, or $0.71 per share, for the 2001 interim period. The decrease in net income was primarily attributable to the decrease in net sales over the 2002 interim period due to the loss of sales to Moulinex and other customers, as well as an increase in certain SG&A expenses from the newly acquired Global Lite Array (BVI) Ltd.

Three Months ended December 31, 2001 Compared with Three Months ended December 31, 2000

     Net sales. Net sales for the 2002 quarterly period decreased approximately 34.5% to $19.5 million from $29.8 million in the 2001 quarterly period. The decrease in net sales was primarily attributable to the decrease in sales to Moulinex and other customers, which were only partially offset by the increase sales of floor care products. The decrease in sales to Moulinex can be attributed to that company's financial difficulties, while the decrease in sales to our other customers can be attributed primarily to the poor condition of the global economy in general.

     Sales in each product category for the 2002 quarterly period, including the personal, beauty and healthcare product category that we exited at the end of fiscal 2001, as compared to the 2001 quarterly period were as follows:

     . sales of kitchen appliances decreased to $8.4 million, or 43.1% of net sales, from $16.4 million, or 55.3% of net sales, primarily due to decreased sales of breadmakers, coffeemakers and indoor grills;

     . sales of personal, beauty and health care products decreased to $533,000, or 2.7% of net sales, from $670,000, or 2.2% of net sales, due to our decision to exit this product category at the end of fiscal 2001;

     . sales of garment care products decreased to $1.3 million, or 6.9% of net sales, from $3.8 million, or 12.8% of net sales, primarily due to decreased sales of steam irons;

     . sales of travel products decreased to $202,000, or 1.0% of net sales, from $500,000, or 1.7% of net sales, primarily due to decreased sales of travel irons and travel sets;

     . sales of floor care products increased to $8.5 million, or 43.7% of net sales, from $7.8 million, or 26.4% of net sales, primarily due to increased sales of existing floor care product models and the promotion of new models; and

     . sales of environmental care products increased to approximately $275,000, or 1.4% of net sales, from $35,000, or 0.1% of net sales, primarily due to increased sales of air cleaners.

     Gross profit. Gross profit in the 2002 quarterly period was $4.7 million, or 24.1% of net sales, as compared to $6.4 million, or 21.5% of net sales, in the 2001 quarterly period. Gross profit in the 2002 quarterly period decreased primarily due to the decrease in net sales of approximately $10.3 million between periods. Gross profit as a percentage of net sales increased in the 2002 quarterly period due in part to the decrease in net sales between comparable periods and also due to a decrease in certain manufacturing expenses, particularly in direct and indirect labor, fuel costs and consumable expenses caused by reduced

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production. The decrease in wages for direct and indirect labor is primarily due to reductions in our workforce in response to decreased purchase orders from our customers. We have tightened control of these expenses in order to remain profitable and are prepared to implement further cutbacks and cost control measures if the negative impact of the global economic slowdown continues.

         Selling, general and administrative expenses. SG&A expenses in the 2002 quarterly period were $3.4 million, or 17.3% of net sales, as compared to $4.5 million, or 15.0% of net sales, in the 2001 quarterly period. The $3.4 million in SG&A expenses in the 2002 quarterly period included approximately $3.3 million from us and $73,000 from Global Lite Array (BVI) Ltd, our flat-panel display manufacturing subsidiary. Excluding the SG&A expenses incurred by Global Lite Array, SG&A expenses in the 2002 quarterly period decreased to $3.3 million, or 16.9% of the net sales, from $4.5 million, or 15.0% of net sales, in the 2001 quarterly period. The increase in SG&A expenses as a percentage of net sales was due to the relatively greater decrease in net sales over the comparable periods as compared to the decrease in SG&A expenses.

         Design and development expenses in the 2002 quarterly period were $384,000 as compared to $494,000 in the 2001 quarterly period. The decrease in design and development expenses was due to decreased sample design fees, product safety testing charges and salaries and wages paid to our design and engineering staff.

         Share of losses in joint venture. One of our principal subsidiaries, Global Lite Array (BVI) Ltd., has a 50% equity interest in Jiangmen Lite Array
(USA) Electronic Company Limited. Jiangmen Lite Array's principal business activity is the development, manufacturing and selling of electroluminescent flat panel displays. Since inception, Jiangmen Lite Array has been engaged primarily in research and development, market development and capital raising. Since Jiangmen Lite Array remained in the development stage during the 2002 quarterly period, we absorbed approximately $540,000 of its operating losses.

         Interest expense and other income, net. Interest expense was $60,253 in the 2002 quarterly period as compared to $53,000 in the 2001 quarterly period. The increase in interest expense was due to the inclusion of approximately $41,000 in interest expense incurred by Global Lite Array (BVI) Ltd. during the 2002 quarterly period. Other income, net was $194,000 in the 2002 quarterly period as compared to $1.0 million in the 2001 quarterly period. The decrease in other income, net was primarily attributable to a decrease of interest income in the 2002 quarterly period, as we invested less of the remaining cash on hand and cash generated from operating activities after acquiring a majority interest in Global Lite Array. In addition, we have incurred business exploration expenses of approximately $181,000 which were classified as other expenses and offset other income in December 2001.

         Income tax. We had taxable income in Hong Kong in the 2002 and 2001 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $93,000 and $169,000 in the 2002 and 2001 quarterly periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

         Minority interests. Our 2002 quarterly period results included $150,000 of income from Global Lite Array (BVI) Ltd.'s operations during that period.

         Net income. Net income for the 2002 quarterly period was $1.0 million as compared to $2.8 million for the 2001 quarterly period. The decrease in net income was primarily due to the decrease in net

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sales to Moulinex and other customers and the consolidation of the financial results of Global Lite Array (BVI) Ltd.

Liquidity and Capital Resources

         Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2002 interim period and 2001 interim period were approximately $639,000 and $2.2 million, respectively. The decrease in cash provided by operating activities over the comparable periods was primarily due to a decrease in accounts payable. The decrease of accounts payable was due to repayments to our suppliers in the usual course of business.

         At December 31, 2001, accounts receivable were $11.1 million as compared to $9.4 million at March 31, 2001 and $12.0 million at December 31, 2000. Receivables at December 31, 2001 represented 45.0 days of sales as compared to 32.9 days of sales at March 31, 2001 and 38.9 days of sales at December 31, 2000. The comparatively longer days of sales is attributable to longer payment periods extended to a major customer in order to increase sales to this customer.

         At December 31, 2001, inventories were $11.0 million compared to $14.9 million at March 31, 2001 and $22.1 million at December 31, 2000. Our inventories consist primarily of raw materials needed for future production. The decrease in inventories was primarily attributable to the decreased stock of raw materials as a result of a write-off of inventory and the cessation of a production line. In addition, we are carrying lower stocks of finished goods due to an anticipated decrease in demand for our products resulting from the slowing global economy.

         On May 31, 2001, we entered into an agreement to acquire 76.8% of the outstanding shares of Global Lite Array (BVI) Ltd., which is the parent company of Lite Array, Inc. Lite Array is a California based company involved extensively in the research, development and pre-production of inorganic and organic solid flat-panel displays. Lite Array operates a joint venture manufacturing plant in Jiangmen, China. The transaction closed on June 28, 2001. Total consideration for our investment in Global Lite Array (BVI) Ltd. was approximately $9.8 million.

         Our outstanding capital commitments of approximately $1.0 million at December 31, 2001 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. We have completed expansion of the physical space of the Dongguan facility to 1.85 million square feet. We do not, however, expect to complete the entire infrastructure or purchase all the equipment that will ultimately be required until our order flow warrants the additional capacity. We expect to incur an aggregate of approximately $3.0 million in capital expenses for expansion of the Dongguan facility in fiscal 2002, of which approximately $600,000 was committed as of December 31, 2001. For the purchase of machinery and equipment, we anticipate spending approximately $3.0 million in fiscal 2002, of which approximately $400,000 was committed during the 2002 interim period. Our aggregate capital expenditures during the 2002 and 2001 interim periods were approximately $1.7 million and $5.4 million, respectively. The decrease in capital expenditures over the interim periods is primarily due to the nearly completed expansion of the Dongguan manufacturing facility and less requirements for investment in machinery and equipment.

         We finance our operations and capital expenditures primarily by cash flows from operations and borrowings. As of December 31, 2001, we had bank credit facilities with an aggregate credit line of approximately $31.9 million, of which we had outstanding $402,000 in long-term debt (excluding the current portion) and $873,000 in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all such indebtedness was

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approximately $183,000 as of December 31, 2001, of which $89,000 was for our revolving credit facility and $94,000 was for our term loan debt.

         Our revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $31.9 million as of December 31, 2001, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 4.4.% to 7.0% per annum as of December 31, 2001. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and was $78,000 in December 2001. Our outstanding borrowings vary according to our seasonal working capital requirements. As of December 31, 2001, the amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was $2.2 million as compared to $4.9 million as of December 31, 2000.

         As of December 31, 2001, our long term-debt consisted of five term loans with an aggregate outstanding amount of $1.2 million (including the current portion of long-term debt), all of which was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 6.25% to 9.75% and mature on various dates through the year 2004. All of such loans are payable in monthly installments which was approximately $94,000 as of December 31, 2001.

         We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

         Inflation. During 2000 and the first nine months of 2001, the rate of inflation in Hong Kong ranged from approximately -4.5% to -0.9% per year (approximately -3.8% during 2000) and the average rate of inflation in China ranged from approximately -1.2% to 1.5% per year (approximately -0.4% during 2000). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

         Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is currently pegged to the U.S. dollar, but may be depegged at some point in the future. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.

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